UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2010
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	January 29, 2010	Consolidated Business Results for the Third Quarter of the Fiscal Year Ending March 31, 2010

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning

Date: January 29, 2010

Exhibit 1
[Translation]
Consolidated Business Results for the Third Quarter of the Fiscal Year Ending March 31, 2010
[U.S. Accounting Standards]
January 29, 2010

Listed Company: Wacoal Holdings Corp.		Stock Exchanges: Tokyo, Osaka
Code Number: 3591 (URL: http://www.wacoalholdings.jp/)
Representative:	Position: President and Representative Director
Name: Yoshikata Tsukamoto
For Inquiries:	Position: General Manager, Corporate Planning
	Name: Masaya Wakabayashi	Tel: (075) 682-1028
Scheduled submission date of quarterly report: February 15, 2010
Scheduled start date of dividend payment: -
(Amounts less than 1 million yen have been rounded.)
1.	Nine-Month Period of Fiscal Year Ending March 31, 2010 (April 1, 2009 — December 31, 2009)

(1)	Consolidated Business Results
(% indicates changes from the same period of the previous fiscal year)

	Sales		Operating Income		Pre-tax Net Income
	Million Yen	%	Million Yen	%	Million Yen	%
Nine-Month Period ended December 31, 2009	124,571	(8.0)	6,051	(50.5)	5,520	(44.6)
Nine-Month Period ended December 31, 2008	135,379	5.6	12,232	(11.0)	9,963	(33.5)

Diluted Net
	Net Income	Earnings
	Per Share	Per Share
	Yen	Yen
Nine-Month Period ended December 31, 2009	—	—
Nine-Month Period ended December 31, 2008	—	—
(Note)	Effective from April 1, 2009, “net income” is referred to as “net income attributable to the shareholders of the Company” based on U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810 “Consolidation” (formerly the U.S. FASB Statement No. 160).
Net income attributable to the shareholders of the Company was as follows:

Nine-Month Period ended December 31, 2009:	3,764 million yen	(41.3)%
Nine-Month Period ended December 31, 2008:	6,409 million yen	25.9%
Net income attributable to the shareholders of the Company per share was as follows:

	Basic	Diluted
	Yen	Yen
Nine-Month Period ended December 31, 2009:	26.65	26.63
Nine-Month Period ended December 31, 2008:	44.84	44.84
(2)	Consolidated Financial Condition

		Total	Total	Shareholders’
		Shareholders’	Shareholders’	Equity
	Total Assets	Equity	Equity Ratio	Per Share
	Million Yen	Million Yen	%	Yen
As of the end of Third Quarter (December 31, 2009)	222,476	170,459	76.6	1,200.97
As of the end of Fiscal Year (March 31, 2009)	213,486	165,873	77.7	1,181.00

2.	Status of Dividends

	Dividend Per Share
	End of First	End of Second	End of Third	Fiscal
	Quarter	Quarter	Quarter	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended March 31, 2009	—	—	—	25.00	25.00
Fiscal Year Ending March 31, 2010	—	—	—
Fiscal Year Ending March 31, 2010 (Estimates)				20.00	20.00
(Note) Revision of estimated dividends during the Third Quarter: None
3.	Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2010 (April 1, 2009 — March 31, 2010)
(% indicates changes from prior fiscal year)

	Sales		Operating Income		Pre-tax Net Income
	Million Yen	%	Million Yen	%	Million Yen	%
Annual	167,000	(3.1)	3,800	(62.5)	3,100	(59.4)
(Note) Revision of forecast of consolidated business results during the Third Quarter: None
Forecast of net income attributable to the shareholders of the Company are as follows:

Annual	2,100 million yen	(59.8)%
Forecast of net income attributable to the shareholders of the Company per share are as follows:

Annual	14.80 yen
4.	Other
(1)	Changes in significant subsidiaries in the third quarter of the current fiscal year

(change in scope of consolidation): Yes

1	new subsidiary (Lecien Corporation)

(Note) For details, please see Section 4 “Other” in the “Qualitative Information / Financial Statements” on page 7.

(2)	Application of simplified accounting methods and specific accounting methods in preparing quarterly consolidated financial statements: None

(3)	Changes in accounting principles, procedures and indication method relevant in preparing quarterly consolidated financial statements (those indicated as changes in basic significant matters in preparation of quarterly consolidated financial statements):

(i)	Changes due to modifications in accounting standards, etc.: Yes

(ii)	Changes other than (i) above: None (Note) For details, please see Section 4 “Other” in the “Qualitative Information / Financial Statements” on page 7.

(4)	Number of Issued Shares (Common Stock)

		Third Quarter ended	Fiscal Year ended
		December 31, 2009	March 31, 2009
(i)	Number of issued shares (including treasury stock) as of the end of:	143,378,085 shares	143,378,085 shares
(ii)	Number of shares held as treasury stock as of the end of:	1,443,173 shares	2,927,238 shares
(iii)	Average number of shares during (Consolidated Nine-Month Period ended December 31, 2009):	141,254,486 shares	142,927,250 shares (Nine-Month Period ended December 31, 2008)
Cautionary Statement regarding Forward Looking Statements
     The foregoing estimates are based on information available as of the date this data was released and, due to various risks, uncertainties and other factors arising in the future, actual results may differ from our estimates.
     Statements made in this report regarding Wacoal Holdings’ or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Wacoal Holdings’ and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability in fiscal year ending March 31, 2010, are subject to various risks, uncertainties and other factors that could cause Wacoal Holdings’ actual results to differ materially from those contained in any forward-looking statement.
     These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, market and sell products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand and operate our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to attract and retain highly qualified personnel; effects of seasonality on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks from disputes relating to intellectual property; our ability to fully comply with all applicable laws and regulations regarding the protection of customer information and our ability to protect our trade secrets; our ability to establish and maintain effective internal controls; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

QUALITATIVE INFORMATION / FINANCIAL STATEMENTS
1.	Qualitative Information regarding Consolidated Operating Results
     During the current third quarter, the Japanese economy continued to remain severe as a result of a continued deterioration in employment and consumer spending levels due to the economic slowdown caused by the worldwide financial crisis, despite signs of a partial economic recovery. In the Japanese domestic market, business results across many sectors including department stores and mass merchandisers remained severe as a result of an increase in cost conscious consumers exercising cautious spending habits. Among other things, our overall business results in the women’s fashion and clothing industry did not improve despite measures we took to respond to the market such with the launch of lower-priced products.
     In this climate, our group (primarily Wacoal Corp., our core operating entity) sought to improve the strength of its products and to develop products that are responsive to market trends. However, weak overall sales of women’s innerwear products resulted in a period of harsh conditions.
     In Wacoal Corp.’s Wacoal brand business, we mainly focused on the sales of our campaign brassier, LALAN PLATINUM MODEL, and the newly featured underwear, Cross-Walker, from the Style Science series. However, overall sales of these products were below our initial expectations. With respect to Sugoi products, our autumn and winter undergarment with special features, our new outer wear type Sugo-T achieved sales as planned. However, overall sales of Sugoi products were below the results for the same period of the previous fiscal year due to the poor performance of our traditional products which were affected by higher average temperatures and increased competition from products sold by our competitors. Because the sales of our core innerwear products have remained weak, the overall sales of our Wacoal brand business were below the results for the same period of the previous fiscal year.
     In our Wing brand business, although sales of our campaign brassier continued as planned, sales of other brassier and Style Science products performed poorly. Similar to the Wacoal brand business, sales of our undergarments were largely affected by private-labeled brand products sold by clothing specialty stores and the products sold by our competitors, and were below the results for the same period of the previous fiscal year. However, the overall results of our men’s innerwear products, which achieved significant sales growth during the previous fiscal year as a result of an increase in new store openings, remained the same as the results for the same period of the previous fiscal year due to the favorable performance of our new thermal products from our Cross-Walker series that were mainly sold in chain stores under the BROS brand. These results exceeded the results for the same period of the previous fiscal year, although sales of DAMS sold at department stores were below the same period of the previous fiscal year. The overall sales of our Wing brand business were, however, below the results for the same period of the previous fiscal year due to the poor performance of our core products for women.
     In our specialty retail store business, the number of customers and sales volume which showed signs of increase as a result of price reductions during the first half of the current fiscal year, ended up declining to the same level as the previous fiscal year as a result of a decrease in the number of customers to our shops in commercial facilities. On the other hand, sales of our Wacoal Factory Store, which located in outlet malls, exceeded the results for the same period of the previous fiscal year, and as a result, overall sales of our specialty retail store business remained unchanged from the results for the same period of the previous fiscal year. In this business, we are currently implementing measures focusing on the improvement of profitability and as part of such measures, we have been taking initiatives to organize our various shop brands and consolidate AMPHI as a “master shop brand” from the current fiscal year. As a result, we expect improved efficiency in brand investment and brand recognition by consumers. Overall sales from Une Nana Cool Corp. (a subsidiary of Wacoal Corp., that engages in the specialty retail store business) slightly exceeded the results for the same period of the previous fiscal year as a result of new store openings, although sales from its exiting shops were below the results for the same period of the previous fiscal year also due to a decrease in the number of customers visiting our shops in commercial facilities.
     In our wellness business, with the stronger consumer health concerns, we achieved strong performance in the sales of sports-related products including; our new Support Gear products from our CW-X sports conditioning wear brand, and Jyuryu, our highly functional wear for golf and running which we are advertising with a famous young Japanese professional golfer, Ryo Ishikawa, as our model. In addition, sales of CW-X Cross-Walker which was launched in September performed strongly, and as a result, overall sales from our wellness business exceeded the results for the same period of the previous fiscal year.
     In our catalog sales business, although the number of purchasers of our catalog sales remained the same as the previous fiscal year, the amounts spent per customer were less and sales fell below the results for the same period of the previous fiscal year. In the meantime, although the amounts spent per customer were less, the number of purchasers and sales from our online Wacoal Web Store exceeded the results for the same period of the previous fiscal year. As a result, the overall sales from our catalog sales business slightly exceeded the results for the same period of the previous fiscal year.

     As a result of the aforementioned factors, although sales of sports-related products performed strongly, the overall sales of Wacoal Corp. were below the results for the same period of the previous fiscal year due to the weak performance of the innerwear products of our core Wacoal and Wing brand products. Despite our efforts to improve our sales to profit ratio and cut costs, our operating income was below the results for the same period of the previous fiscal year as a result of a significant decrease in sales.
     With respect to Peach John Co., Ltd. (“Peach John”) (for the period from March 2009 to November 2009), mail-order sales from our autumn and winter catalog were below the results for the same period of the previous fiscal year. Although we had one new store opening, sales from our direct retail stores in Japan were below the results for the same period of the previous fiscal year due to the poor performance of the existing shops. As a result, the overall sales of Peach John were below the results for the same period of the previous fiscal year. Although we made efforts to cut costs by reducing the number of catalog issues and advertisements in public transportation, operating income fell below the results for the same period of the previous fiscal year as a result of a decline in sales. Our second overseas shop which opened in Hong Kong in last August, as well as our first overseas shop are both performing well..
     With respect business of Lecien Corporation (“Lecien”), which became a wholly owned subsidiary of Wacoal Holdings Corp. as a result of a stock exchange on August 17, 2009, which focuses on our core innerwear and outerwear products, sales were below the results for the same period of the previous fiscal year due to the severe market condition for mass merchandisers in our core sales channels. Sales from the Art/Hobby business, which handles embroidery thread and fabrics for handicrafts, remained unchanged from the results for the same period of the previous fiscal year mainly due to the steady performance of the sales of domestically-made printing fabrics. However, overall sales as well as the profits from Lecian were below the results from the same period of the previous fiscal year as a result of poor performance of the core product business. Although Lecien’s fiscal year is from April 1, 2009 until March 31, 2010, the financial results of Lecien have been consolidated from August 2009 in the financial results for the current third quarter.
     As for our overseas operations, sales in the United States (for the period from January 2009 to September 2009) were below the results from the same period of the previous fiscal year due to the poor performance at upscale department stores, which is where our products are mainly sold in the United States, as a result of the deteriorating economy and weak consumer spending and the termination of our manufacturing and distribution license of Donna Karan (DKI, DKNY) products during the previous fiscal year. Sales of Wacoal Luxe products were below the results from the same period of the previous fiscal year as a result of weak performance of the high-priced products sold at the high-end department stores. On the other hand, sales of b. tempt’d by Wacoal, our sexy and fashionable brand launched in the beginning of the current fiscal year, exceeded our initial expectations and was well received by our business partners and customers. Although our operating income was below the results for the same period of the previous fiscal year as a result of a decrease in sales, the profit to sales ratio improved mainly because the losses related to the Donna Karan brand products in the previous fiscal year did not continue into the current fiscal year. In addition to the aforementioned poor sales and a decrease in profits, our consolidated results were affected by the strength of the yen. The exchange rate in the third quarter of the current fiscal year was 94 yen per dollar (compared to 105 yen per dollar for the same period of the previous fiscal year).
     As for our business in China (for the period from January 2009 to September 2009), we have been successful in gradually expanding business in our existing shops (mainly in the department store channel), by developing a three-brand system that includes our core Wacoal brand, our youth-oriented brand, Amphi, and our high value-added brand, Salute. From August 2009, we have been developing a new campaign featuring the famous Chinese actress, Li Xiao Ran for the purpose of improving brand recognition by Chinese consumers and achieving sales expansion. As a result, although the overall sales from our business in China exceeded the results for the same period of the previous fiscal year, profits fell below the results for the same period of the previous fiscal year due to an increase in selling expenditure.
     As a result of the above, consolidated business results for the current consolidated third quarter were as follows: sales were 124,571 million yen, a decrease of 8.0% from the same period of the previous fiscal year; operating income was 6,051 million yen, a decrease of 50.5% from the same period of the previous fiscal year due to a decrease of profits from sales as a result of a decline in sales, despite our efforts in reducing costs and expenses; pre-tax net income was 5,520 million yen, a decrease of 44.6% from the same period of the previous fiscal year; and net income attributable to the shareholders of the Company was 3,764 million yen, a decrease of 41.3% from the same period of the previous fiscal year.

2.	Qualitative Information regarding Consolidated Financial Condition
(1)	Status of Assets, Liabilities and Total Shareholders’ Equity
     Our total assets as of the end of the current consolidated third quarter was 222,476 million yen, an increase of 8,990 million yen from the end of the previous fiscal year, as a result of an increase in investments due to changes in stock prices and an increase of accounts receivable-trade.
     In terms of liabilities, our current liabilities were 49,957 million yen, an increase of 4,438 million yen from the end of the previous fiscal year, as a result of an increase in short-term bank loans under current liabilities, and an increase of deferred tax liabilities under long-term liabilities.
     Increases of accounts receivable-trade and short-term bank loans were mainly a result of making Lecien a wholly owned subsidiary of Wacoal Holdings Corp. as of August 17, 2009.
     Shareholders’ equity was 170,459 million yen, an increase of 4,586 million yen from the end of the previous fiscal year due to an increase in unrealized gain on securities and a decrease in treasury stock.
     As a result of the above, our total shareholders’ equity ratio as of the end of the current consolidated third quarter was 76.6%, a decrease of 1.1% from the end of the previous fiscal year.
(2)	Cash Flows Status
     Cash and cash equivalents as of the end of the current consolidated third quarter were 24,022 million yen, an increase of 1,083 million yen from the end of the previous fiscal year.
     (Cash Flows From Operating Activities)
     Cash flows from operating activities were 8,679 million yen due to decreases in depreciation and amortization and receivables.
     (Cash Flows Used in Investing Activities)
     Cash flows used in investing activities were 3,610 million yen due to the acquisition of short-term investment and tangible fixed assets, despite proceeds from the sale and redemption of short-term investment.
     (Cash Flows Used in Financing Activities)
     Cash flows used in financing activities was 3,989 million yen due to a cash dividend payment.
3.	Qualitative Information regarding Forecast of Consolidated Business Results
     As for our domestic business, we will develop our high-value added products including new products of our brassiere, LALAN and the high-quality pants from the Style Science series and will also refocus our efforts to raise awareness for men’s products and sports-related products that would be able to continue to expand sales going forward. However, with sales of autumn/winter products being weak overall, we expect that we will record losses due to decreased sales and an increase in product returns.
     As for our overseas business, sales at shops in the United States are showing a sign of gradual recovery. Sales of our new brassiere products, which have been attracting much attention from consumers, are performing well due to its affordability. Furthermore, we have began a new business with major department stores in Canada and will make efforts to steadily recover sales, despite the effects of decreased sales due to the clearance of licensed products. In China, we will focus on the further improvement of brand recognition and sales expansion of Wacoal brand products in the inland China and will continue to proactively conduct promotional activities. We expect to achieve further expansion in the Chinese market by penetrating coastal and inland markets.

4.	Other
(1)	Changes in significant subsidiaries in the third quarter of the current fiscal year
     (change in scope of consolidation):
     Lecien became a wholly owned subsidiary (a “specified” subsidiary as defined under the Financial Instruments and Exchange Law) of Wacoal Holdings Corp., effective August 17, 2009, through a share exchange pursuant to the resolution of a meeting of the board of directors held on May 8, 2009.
(2)	Application of simplified accounting methods and specific accounting methods in preparing quarterly consolidated financial statements:
Not applicable.
(3)	Changes in accounting principles, procedures and indication method relevant in preparing quarterly consolidated financial statements:
     In June 2009, the U.S. FASB issued FASB ASC 105, “Generally Accepted Accounting Principles” (formerly the U.S. FASB Statement No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”). FASB ASC 105 replaces FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” and became the only source of authoritative U.S. generally accepted principles recognized by the FASB apart from the guidance of the Securities and Exchange Commission. FASB ASC 105 has been adopted in the previous quarter however, the adoption of FASB ASC 105 is not expected to have a material impact on the Group’s financial position, business results or cash flow status.
     In December 2007, the U.S. FASB issued FASB ASC 810, “Consolidation” (formerly the U.S. FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”). FASB ASC 810 establishes accounting and reporting standards for the ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and valuation of noncontrolling equity interests when a subsidiary is consolidated. FASB ASC 810 also prescribes that entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. FASB ASC 810 has been adopted in the current fiscal year. Accordingly, minority interests classified in the section between liabilities and equity is presented under the equity section as noncontrolling interests. Also, due to the adoption of FASB ASC 810, the items under the consolidated income statement have been changed. The disclosure requirements of FASB ASC 810 will be applied retrospectively and the consolidated financial statements including the consolidated cash flow statements for the prior year has been changed and presented as applicable.
     In December 2007, the U.S. FASB issued FASB ASC 805, “Business Combinations” (formerly the U.S. FASB Statement No. 141 (revised), “Business Combinations”). This FASB ASC 805 prescribes the standards and requirements for the acquiring entity in a business combination to recognize and measure the assets acquired and liabilities assumed in the transaction, noncontrolling interests in the acquired entity and the goodwill acquired in the transaction which are identifiable in the financial statements of such acquiring entity. FASB ASC 805 also prescribes that entities provide disclosures sufficient to evaluate the business combination and the impact on the financial statements. FASB ASC 805 has been applied in our financial statements for the current consolidated fiscal year. The adoption of FASB ASC 805 is not expected to have a material impact on the Group’s financial position, business results or cash flow status.

5.	Consolidated Financial Statements

(1)	Consolidated Balance Sheets

	Current Consolidated
	Third Quarter	Previous Fiscal Year
Accounts	as of December 31, 2009	as of March 31, 2009	Increase/(Decrease)
	Million Yen	Million Yen	Million Yen
(Assets)

I. Current assets:

Cash and bank deposits	15,742	13,378	2,364
Time deposits and certificate of deposit	8,280	9,561	(1,281)
Short-term investment	9,926	10,483	(557)
Receivables:
Notes receivable	769	541	228
Accounts receivable — trade	21,251	19,422	1,829

	22,020	19,963	2,057

Allowance for returns and doubtful accounts	(2,533)	(2,279)	(254)

	19,487	17,684	1,803
Inventories	32,374	31,153	1,221
Deferred tax assets	4,472	5,395	(923)
Other current assets	2,648	2,965	(317)

Total current assets	92,929	90,619	2,310

II. Tangible fixed assets:

Land	21,970	20,502	1,468
Buildings and structures	60,242	58,216	2,026
Machinery and equipment	15,072	13,660	1,412
Construction in progress	354	68	286

	97,638	92,446	5,192
Accumulated depreciation	(46,688)	(43,407)	(3,281)

Net tangible fixed assets	50,950	49,039	1,911

III. Other assets:

Investments in affiliated companies	14,215	13,283	932
Investments	32,508	29,182	3,326
Goodwill	11,203	11,203	—
Other intangible fixed assets	13,260	13,242	18
Deferred tax assets	987	1,088	(101)
Others	6,424	5,830	594

Total other assets	78,597	73,828	4,769

Total Assets	222,476	213,486	8,990

	Current Consolidated
	Third Quarter	Previous Fiscal Year
Accounts	as of December 31, 2009	as of March 31, 2009	Increase/(Decrease)
	Million Yen	Million Yen	Million Yen
(Liabilities)

I. Current liabilities:
Short-term bank loans	8,444	5,221	3,223
Payables:
Notes payable	2,607	2,498	109
Accounts payable — trade	9,449	9,172	277

	12,056	11,670	386
Accounts payable	4,907	5,817	(910)
Accrued payroll and bonuses	4,291	6,336	(2,045)
Accrued taxes	2,138	747	1,391
Other current liabilities	3,656	2,152	1,504

Total current liabilities	35,492	31,943	3,549

II. Long-term liabilities:
Reserves for retirement benefits	3,602	4,090	(488)
Deferred tax liabilities	8,618	8,346	272
Other long-term liabilities	2,245	1,140	1,105

Total long-term liabilities	14,465	13,576	889

(Equity)

I. Common stock	13,260	13,260	—
II. Additional paid-in capital	29,357	29,316	41
III. Retained earnings	138,395	138,235	160
IV. Accumulated other comprehensive income (loss):
Foreign currency exchange adjustment	(8,087)	(8,288)	201
Unrealized gain on securities	2,152	325	1,827
Pension liability adjustment	(2,866)	(3,383)	517
V. Treasury stock	(1,752)	(3,592)	1,840

Total shareholders’ equity	170,459	165,873	4,586
VI. Noncontrolling interests	2,060	2,094	(34)

Total equity	172,519	167,967	4,552

Total liabilities and equity	222,476	213,486	8,990

(2)	Consolidated Quarterly Income Statements

[Consolidated Nine-Month Period]

			Consolidated Nine-Month
	Current Consolidated		Period of Previous
	Nine-Month Period		Fiscal Year
	(From April 1, 2009		(From April 1, 2008		Increase/
Accounts	to December 31, 2009)		to December 31, 2008)		(Decrease)
	Million Yen	%	Million Yen	%	Million Yen
I. Sales	124,571	100.0	135,379	100.0	(10,808)
II. Operating expenses
Cost of sales	60,038	48.2	65,035	48.1	(4,997)
Selling, general and administrative expenses	58,482	46.9	58,112	42.9	370

Total operating expenses	118,520	95.1	123,147	91.0	(4,627)

Operating income	6,051	4.9	12,232	9.0	(6,181)
III. Other income and (expenses):
Interest income	119	0.1	197	0.2	(78)
Interest expense	(93)	(0.1)	(57)	(0.0)	(36)
Dividend income	596	0.5	651	0.5	(55)
Gain on sale and exchange of marketable securities and/or investment securities	8	0.0	19	0.0	(11)
Valuation loss on investment in marketable securities and/or investment securities	(1,440)	(1.2)	(3,118)	(2.3)	1,678
Other profit and (loss), net	279	0.2	39	0.0	240

Total other income (expenses)	(531)	(0.5)	(2,269)	(1.6)	1,738

Pre-tax net income	5,520	4.4	9,963	7.4	(4,443)

Income taxes	2,492	2.0	4,321	3.2	(1,829)
Equity in net income of affiliated companies	738	0.6	867	0.6	(129)

Net income	3,766	3.0	6,509	4.8	(2,743)
Profit and (loss) attributable to noncontrolling interests	(2)	(0.0)	(100)	(0.1)	98

Net income attributable to the shareholders of the Company	3,764	3.0	6,409	4.7	(2,645)

(Note)	Applying the U.S. FASB ASC 220: “Comprehensive Income” (formerly the U.S. FASB Statement No. 130: “Reporting of Comprehensive Income”), the increase/decrease of capital accounts other than capital transactions (comprehensive income/loss) for (1) the third quarter of the fiscal year ending March 31, 2010 and (2) the third quarter of the fiscal year ended March 31, 2009 was an increase of 6,309 million yen and a decrease of 3,490 million yen, respectively.

(3)	Consolidated Cash Flow Statements

		Previous
	Current Consolidated	Consolidated
	Nine-Month Period	Nine-Month Period
	(From April 1, 2009	(From April 1, 2008
Accounts	to December 31, 2009)	to December 31, 2008)
	Million Yen	Million Yen
I. Operating activities
1. Net income	3,766	6,509
2. Adjustments of net income to cash flow from operating activities
(1) Depreciation and amortization	3,471	3,312
(2) Allowance for returns and doubtful receivables	209	147
(3) Deferred taxes	(512)	(80)
(4) Gain/(loss) on sale of fixed assets	77	21
(5) Impairment loss on fixed assets	—	29
(6) Valuation loss on investment in marketable securities and investment securities	1,440	3,118
(7) Gain (loss) on sale and exchange of marketable securities and investment securities	(8)	(19)
(8) Equity in net income of affiliated companies (after dividend income)	(330)	(266)
(9) Changes in assets and liabilities
Decrease in receivables	1,313	798
Decrease (increase) in inventories	462	(1,622)
Decrease in other current assets	452	488
Increase (decrease) in payables and accounts payable	(2,482)	720
Increase (decrease) in reserves for retirement benefits	218	(1,011)
Increase (decrease) in accrued expenses and other liabilities	368	(2,994)
(10) Others	235	(411)

Net cash flow from (used in ) operating activities	8,679	8,739

II. Investing activities
1. Proceeds from sales and redemption of short-term investment	8,095	2,939
2. Acquisition of short-term investment	(7,374)	(1,740)
3. Proceeds from sales of fixed assets	210	184
4. Acquisition of tangible fixed assets	(2,558)	(1,974)
5. Acquisition of intangible fixed assets	(1,146)	(1,537)
6. Proceeds from sales of investments	—	30
7. Acquisition of investments	(1,071)	(418)
8. Proceeds from acquisition of shares of the newly consolidated subsidiaries	362	—
9. Others	(128)	(88)

Net cash flow provided by (used in) investing activities	(3,610)	(2,604)
III. Financing activities
1. Net increase (decrease) in short-term bank loans	73	(987)
2. Repayment of long-term debt	(199)	(25)
3. Increase (decrease) of treasury stock	(352)	(3,533)
4. Dividends paid in cash	(3,511)	(3,584)

Net cash flow provided by (used in) financing activities	(3,989)	(8,129)

IV. Effect of exchange rate on cash and cash equivalents	3	(520)

V. Increase (decrease) in cash and cash equivalents	1,083	(2,514)
VI. Initial balance of cash and cash equivalents	22,939	28,043

VII. Period end balance of cash and cash equivalents	24,022	25,529

Additional Information

Cash paid for:
Interest	93	55
Income taxes, etc.	1,876	6,981
Investment activities without cash disbursement:
Acquisition amount of investment securities through stock swap	11	9
Acquisition amount of shares of consolidated subsidiaries through stock swap	2,489	—

(4)	Notes on Going Concern

Not applicable.

(5)	Segment Information

(i)	Segment Information by Type of Business
Current Consolidated Nine-Month Period (From April 1, 2009 to December 31, 2009)

					(Unit: Million Yen)
	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated
Sales and operating income (loss)
(1) Sales to outside customers	117,688	6,883	124,571	—	124,571
(2) Internal sales or transfers among segments	—	2,371	2,371	(2,371)	—

Total	117,688	9,254	126,942	(2,371)	124,571

Operating income (loss)	7,754	(714)	7,040	(989)	6,051
Previous Consolidated Nine-Month Period (From April 1, 2008 to December 31, 2008)

					(Unit: Million Yen)
	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated
Sales and operating income (loss)
(1) Sales to outside customers	126,197	9,182	135,379	—	135,379
(2) Internal sales or transfers among segments	—	2,627	2,627	(2,627)	—
Total	126,197	11,809	138,006	(2,627)	135,379

Operating income (loss)	13,254	(164)	13,090	(858)	12,232

(Note)

1.	Based on the type, quality, and similarity in sales markets for their respective products, we divide our businesses into two segments: (1) textile goods and related products and (2) other.

2.	Core products of the respective businesses: Textile goods and related products: innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc. Other: mannequins, shop design and implementation, restaurant, culture, services, etc.

3.	Asset Related Information by Segment During the second quarter of the fiscal year ending March 31, 2010, Lecien Corporation and its subsidiary became consolidated subsidiaries of Wacoal Holdings Corp. as a result of a share exchange with an effect mainly in the textile goods and related products segment.
(ii)	Segment Information by Location
Current Consolidated Nine-Month Period (From April 1, 2009 to December 31, 2009)

						(Unit: Million Yen)
					Elimination or
	Japan	Asia	Europe/N.A.	Total	corporate	Consolidated
Sales and operating income (loss)
(1) Sales to outside customers	110,071	5,899	8,601	124,571	—	124,571
(2) Internal sales or transfers among segments	1,170	8,108	—	9,278	(9,278)	—

Total	111,241	14,007	8,601	133,849	(9,278)	124,571

Operating income	5,261	985	794	7,040	(989)	6,051

Previous Consolidated Nine-Month Period (From April 1, 2008 to December 31, 2008)

						(Unit: Million Yen)
					Elimination or
	Japan	Asia	Europe/N.A.	Total	corporate	Consolidated
Sales and operating income (loss)
(1) Sales to outside customers	117,442	5,791	12,146	135,379	—	135,379
(2) Internal sales or transfers among segments	1,050	7,204	—	8,254	(8,254)	—

Total	118,492	12,995	12,146	143,633	(8,254)	135,379

Operating income	10,929	854	1,307	13,090	(858)	12,232

(Note) 1.	Countries or areas are classified according to geographical proximity.

2.	Major countries and areas included in the respective segments other than Japan: Asia: various countries of East Asia and Southeast Asia Europe/N.A.: North America and European countries
(iii)	Overseas Sales
Current Consolidated Nine-Month Period (From April 1, 2009 to December 31, 2009)

			(Unit: Million Yen)
	Asia	Europe/N.A.	Total
I. Overseas sales	5,899	8,601	14,500

II. Consolidated sales	—	—	124,571

III. Ratio of overseas sales in consolidated sales	4.7%	6.9%	11.6%
Previous Consolidated Nine-Month Period (From April 1, 2008 to December 31, 2008)

			(Unit: Million Yen)
	Asia	Europe/N.A.	Total
I. Overseas sales	5,791	12,146	17,937

II. Consolidated sales	—	—	135,379

III. Ratio of overseas sales in consolidated sales	4.3%	9.0%	13.3%

(Note)	Major countries and areas included in the respective segments: Asia: various countries of East Asia and Southeast Asia Europe/N.A.: North America and European countries
(6)	Notes on Significant Changes in the Amount of Total Shareholders’ Equity
     During the current consolidated nine-month period, we used 2,104 thousand shares of our treasury stock for the allocation of shares in the share exchange. As a result, the outstanding number of shares of treasury stock as of the end of the current consolidated third quarter was 1,752 million yen, a decrease of 1,840 million yen from the end of previous consolidated fiscal year.

(7)	Status of Production and Sales

(i)	Production Results

	Current Nine-Month Period		Previous Nine-Month Period
	Ended December 31, 2009		Ended December 31, 2008		Increase/(Decrease)
Segment name by type of business	Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Increase/(decrease) Rate
	Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products	45,272	100.0	51,331	100.0	(6,059)	(11.8)
(ii)	Sales Results

	Current Nine-Month Period		Previous Nine-Month Period
	Ended December 31, 2009		Ended December 31, 2008		Increase/(Decrease)
Segment name by type of business	Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Increase/(decrease) Rate
	Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products
Innerwear
Foundation and lingerie	88,761	71.3	97,029	71.7	(8,268)	(8.5)
Nightwear	7,642	6.1	8,968	6.6	(1,326)	(14.8)
Children’s underwear	1,330	1.1	1,559	1.1	(229)	(14.7)

Subtotal	97,733	78.5	107,556	79.4	(9,823)	(9.1)

Outerwear/ Sportswear	13,128	10.5	12,011	8.9	1,117	9.3

Hosiery	1,390	1.1	1,320	1.0	70	5.3

Other textile goods and related products	5,437	4.4	5,310	3.9	127	2.4

Total	117,688	94.5	126,197	93.2	(8,509)	(6.7)

Other	6,883	5.5	9,182	6.8	(2,299)	(25.0)

Total	124,571	100.0	135,379	100.0	(10,808)	(8.0)